UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):         Form 10-K         Form 20-F         Form 11-K         Form 10-Q         Form 10-D
                Form N-SAR

                        Form N-CSR

                    For Period Ended: December 31, 2005

                        Transition report on Form 10-K

                        Transition report on Form 20-F

                        Transition report on Form 11-K

                        Transition report on Form 10-Q

                        Transition report on Form N-SAR

                            For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Affinia Group Intermediate Holdings Inc.

Full name of Registrant

N/A

Former name if Applicable

1101 Technology Drive

Address of Principal Executive Office (Street and Number)

Ann Arbor, Michigan 48108

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c).	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Affinia Group Intermediate Holdings Inc. (the "Company") will be unable to file its Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2005 by March 31, 2006. The Company intends to restate its previously filed financial statements as of and for the one month ended December 31, 2004. The purpose of the restatement is to correct the treatment of the classification of amounts drawn under Affinia Group Inc.'s ("Affinia's") accounts receivable securitization program used to partially fund the acquisition of Dana Corporation's aftermarket business by Affinia on November 30, 2004. Such amounts were previously recorded as financing activities in the Consolidated Statement of Cash Flows for the one month period ended December 31, 2004, and will be reclassified to operating activities. As a result of this change, the Company's financial statements as of and for the one month ended December 31, 2004 must be restated. The Company is in the process of correcting this item in order to complete its financial statements for the year ended December 31, 2005. As a result of the foregoing, the Company will not be able to file its Form 10-K by March 31, 2006. In connection with this restatement, the Company requires additional time to complete the year-end process. The Company expects to file its Form 10-K in the next 15 days.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven E. Keller	734	827-5400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Affinia Group Intermediate Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By: /s/ Steven E. Keller

                                                                                                                           &n sp;    General Counsel